EXHIBIT 11
Statement Regarding Computation of Per Share Earnings
SOUTHERN MISSOURI BANCORP, INC., AND SUBSIDIARY
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
	Year Ended June 30,
	2019	2018	2017
(dollars in thousands except per share data)
Basic Average shares outstanding	9,193,235	8,734,334	7,483,350

Net income	$28,904	$20,929	$15,552
Less: effective dividend on preferred shares	-	-	-
Net income available to common stockholders	$28,904	$20,929	$15,552
Basic earnings per share available to common stockholders	$3.14	$2.40	$2.08

Diluted Average shares outstanding	9,193,235	8,734,334	7,483,350
Net effect of dilutive securities – based on the treasury stock method using the period end market price, if greater than average market price	10,674	11,188	27,530
Total	9,203,909	8,745,522	7,510,880

Net income	$28,904	$20,929	$15,552
Less: effective dividend on preferred shares	-	-	-
Net income available to common stockholders	$28,904	$20,929	$15,552
Diluted earnings per share available to common stockholders	$3.14	$2.39	$2.07